Exhibit 99.1

Cipher Pharmaceuticals Reports Voting Results from Annual and Special Meeting of Shareholders

MISSISSAUGA, ON, May 6, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company"), in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual and Special Meeting of Shareholders held on May 5, 2016 in Toronto, Ontario.

A total of 18,005,470 common shares representing 68.82% of the Company's issued and outstanding common shares were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth. The votes for the election of directors are as follows:

Motions	% of Shares Voted For	% of Shares Voted Withhold
Elect Gerald P. McDole	96.48%	3.52%
Elect Dr. John D. Mull	89.92%	10.08%
Elect Stephen R. Wiseman	92.78%	7.22%
Elect Dr. Stefan Aigner	99.29%	0.71%
Elect Dr. William D. Claypool	99.29%	0.71%
Elect Thomas G. Wellner	99.26%	0.74%
Elect Dr. Renee P. Tannenbaum	99.27%	0.73%
Elect Rosemary A. Crane	99.29%	0.71%

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 08:00e 06-MAY-16